June 28, 2006

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:

Manatron, Inc.
Form 10-K for Fiscal Year Ended April 30, 2005
Form 10-Q for Fiscal Quarter Ended July 31, 2005
Form 10-Q for Fiscal Quarter Ended October 31, 2005
Form 10-Q for Fiscal Quarter Ended January 31, 2006
File No. 000-15264

Dear Mr. Skinner:

This letter is in response to your request dated June 13, 2006, for additional clarification in regards to our comment letter response dated March 24, 2006 as well as the subsequent review of the Company's Form 10-Q filed for the period ended January 31, 2006 and Form 8-K/A filed April 13, 2006.

Your comments will be set forth first, and our response will be set forth immediately below each of your comments.

Comment One

Your response to prior comment number 1 from our letter dated February 23, 2006 indicates, in part, that EITF 00-21 is not applicable to your appraisal services contracts. This appears to be based on your conclusions that the contracts include only one deliverable and that there is not objective and reliable evidence of the fair value associated with the various individual activities outlined on the contract.

We note that your response describes various items which you identify as deliverables, including data collection, data input, abstracts and hearings. These appear as though they may represent deliverables for purposes of EITF 00-21. Separately, we note that your mass appraisal contracts involve the preparation of appraisal for multiple properties. In view of these considerations, it is not clear to us why you believe your mass appraisal contracts do not include multiple deliverables.

With respect to your conclusion that there is not objective and reliable evidence of the fair value associated with the various individual activities outlined on the contract, we note that such a conclusion is not relevant in determining whether an arrangement is within the scope of EITF 00-21. Rather, the presence or absence of objective and reliable evidence of fair value is relevant in determining whether deliverables within a multiple element arrangement represent separate units of accounting.

Given that your arrangements appear to include multiple deliverables, and that the existence of objective and reliable evidence of fair value is not relevant in assessing the applicability of EITF 00-21, please further explain to us how you have considered EITF 00-21 in accounting for your mass appraisal contracts. See EITF 00-21, paragraphs 6 through 16.

Response One

As the focus of EITF 00-21 is on arrangements that obligate a vendor to provide more than one product or service, the Company continues to believe that it is therefore not applicable. While the Company does perform various activities that build up to the ultimate delivery of a contract, it believes that there is one ultimate deliverable, which is the appraised values of all properties defined within a given contract that will be utilized by the county to assess taxes to its constituents. As discussed below, while a contract may include one or all of the following types of properties; residential, commercial, industrial, utility and/or farm, we cannot identify a single instance in the last thirteen years (we acquired the appraisal business in November 1994) in which we contracted to deliver only one or two of the following activities:

✓	Planning
✓	Data collection
✓	Final review
✓	Data input
✓	Project management
✓	Abstracts
✓	Hearings

Our contracts are for the valuation of properties, which entails the entire cycle from data collection to the final hearing process. In addition, our mass appraisal contracts entail assessing all properties within a jurisdiction, which can range from 10,000 to over 500,000 parcels. It would not be practical to take property 1 all the way through the process and then start property 2. Therefore, at any point during a project, there can be a significant number of parcels started at various stages in the overall process.

However, the Company does understand that there is limited guidance in the area of service contracts and that the required use of judgment could bring another individual to conclude that EITF 00-21 may apply. The point we attempted to convey in the prior round was that even if EITF 00-21 did apply we believe the proportional performance method would still be appropriate since in the absence of objective and reliable evidence of the fair value of the undelivered items and the exclusion of a general right of return relative to the delivered items, we would only have one unit of accounting as outlined in paragraph nine of EITF-0021.

Comment Two

Disclosure in your Form 10-K indicates that progress towards completion on your appraisal contracts is measured based on units completed. However, the disclosure also indicates that revenue earned is based on the progress-to-completion percentage after giving effect to the most recent estimates of total cost. Based on this disclosure, it is unclear to us whether revenue on mass appraisal projects is recognized based on actual units completed or the percentage of costs incurred compared to total estimated costs. Please clarify this for us. As part of your response, explain, in detail, how the amount of revenue recognized on your mass appraisal contracts is determined.

Response Two

Revenue on mass appraisal projects is recognized based on the proportional performance method which is primarily driven by units complete within each respective activity. However, for some activities that are not directly tied to a "unit of output" revenue is recognized based on the percentage of costs incurred compared to total estimated cost for a given activity. Revenue recognized on this percentage of costs basis is typically small in relation to the total project as demonstrated in the comprehensive example provided in response to comments three and four below.

The language in our Form 10-K that discusses assessment of the most recent estimates of total cost was meant to clarify that we also perform cost-to-complete analysis to ensure that if we have a contract that will result in a loss, we record the loss in the period in which it becomes known. Since the Company does primarily recognize revenue based on units complete, this alone would not allow the Company to identify contracts that will result in a loss to the Company.

In addition, we also monitor the units to ensure that any changes are updated timely as this would have a direct impact on revenue recognition. For example, assume that the Company is informed that County A has 120,000 residential properties that need to be assessed, but during the planning phase as we map out the project and data collection territories we identify a new subdivision that County A neglected to include that has 500 residential properties. We would modify the number of properties (output measure) to 120,500 for each activity performed on residential properties.

The Company will clarify this language within the Form 10-K for the year ended April 30, 2006 as well as all future quarterly filings.

Comment Three

Your response to prior comment number 1 from our letter dated February 23, 2006 indicates, in part, that the amount of revenue recognized for indirect costs items such as training, supervision, planning, bonding, etc. is recognized based on input measures. While these items may represent activities which are necessary for the successful completion of your mass appraisal contracts, they do not appear to represent deliverables for purposes of revenue recognition. Given this, explain to us why you believe it is appropriate to recognize revenue for these activities.

Response Three

Below is an exhaustive list of all the activities that could be part of a budget and the related driver that would be utilized to generate revenue for that activity. This is a formal list that is utilized throughout the Company to ensure consistency in accounting from one appraisal project to another. However, you will notice that the Lorain County project (discussed below in comment four) does have two activities not included on this master list as this list was last revised in December of 2004 and the Lorain County project started during the first calendar quarter of 2004.

Task	Description	Budget Driver
01	Project Planning	Cost
02	Project Supervision	Cost
03	Clerical Supervision	Cost
11	Abstract of Values	Cost
12	Tax Notices	Cost
13	Sales Ratio Studies	Cost
14	Training	Cost
15	Photography	Parcels
16	Per Diem Informal Hearings	Hearing Days
17	Informal Hearings	Hearing Days
18	Formal Hearings	Hearing Days
19	Per Diem Formal Hearings	Hearing Days
20	Property Record Card Prep.	Parcels
21	Transfer of Data	Parcels
22	Routing of P.R.C.	Parcels
23	Splits	Parcels
24	Pricing	Cost
28	Final Check	Cost
29	General	Cost
30	Preliminary Land Values	Parcels
31	Dwelling Data Collection	Parcels
32	Residential Property Appraisal	Parcels
33	Residential Supervision	Cost

34	Exempt Data Collection	Parcels
35	Exempt Property Appraisal	Parcels
40	Farm Preliminary Land Values	Parcels
41	Farm Data Collection	Parcels
42	Farm Property Appraisal	Parcels
43	Farm Supervision	Cost
50	Commercial Prelim Land Values	Parcels
51	Commercial Data Collection	Parcels
52	Commercial Property Appraisal	Parcels
53	Commercial Supervision	Cost
60	Industrial Prelim Land Values	Parcels
61	Industrial Data Collection	Parcels
62	Industrial Property Appraisal	Parcels
64	Typing Industrial Reports	Parcels
65	Industrial Data Collection - Cards	Parcels
66	Industrial Property Appraisal- Cards	Parcels
67	Utility Data Collection	Parcels
68	Utility Property Appraisal	Parcels
70	Bonds	Cost
71	Property Record Cards	Cost
72	Production Forms	Cost
73	Office Rental/Related Services	Cost
74	Telephone	Cost
75	Office Furniture/Equipment	Cost
76	Employee Moving	Cost
77	Employee Lodging	Cost
78	Project Supplies	Cost
80	Res./Agr. Character Entry	Parcels
81	Res./Agr. Sketch Entry	Parcels
82	Com/Ind/Ex Character Entry	Parcels
83	Com/Ind/Ex Sketch Entry	Parcels
84	Final Maintenance	Parcels
85	Residential Data Maintenance	Parcels
86	Com/Ind/Ex Data Maintenance	Parcels
87	Final Value Conclusion	Parcels
88	Data Input Supervisor	Cost
90	System Project Management	Cost
91	Systems Development	Cost
92	Revaluation Update	Cost
94	Installation/Training	Cost
95	Operations Department Support	Cost
96	Support - Cama Internal	Cost
98	New Construction	Cost
99	Direct Charges	Cost

•

For those items driven by cost, the proportional performance for a given line item within the budget will be determined by dividing the cost to date on the activity by the total budgeted cost for that activity. These costs are extracted from Xpede, the Company's time tracking/project accounting system.

While the Company recognizes that this creates a situation whereby an input measure is used to recognize a portion of revenue on these contracts, the Company believes it is the most accurate way to represent these activities. For example, the majority of the items above relate to overhead type activities, such as supervision and management. The Company believes that it would be inappropriate to attempt to recognize revenue for these items based on units as it would require a very arbitrary allocation, yet these functions are very important in ensuring a quality job. We feel that recognizing revenue based on cost most accurately captures the underlying activity that is generating the revenue. Further, the amounts related to these activities are small in comparison to those items generated from output measures, specifically those based on parcels.

•	For those items driven by parcels, the percent complete is derived by dividing the total parcels completed to date by the total budget parcels for that activity (output measure).

•	For those items driven by hearing days, the percent complete is derived by hearing days to date divided by total budgeted hearing days (output measure).

Comment Four

We note that you are required to submit monthly progress reports to your mass appraisal customers along with the related invoice. Tell us how progress towards completion is determined for purposes of these monthly reports. Provide us copies of progress reports submitted in connection with the Lorain County contract previously provided.

Response Four

Below is a comprehensive example of an appraisal services contract and the related revenue recognition procedures followed by the Company. In addition, a copy of the requested progress report is attached.

When the Company enters into an appraisal services contract, typically there is only one lump sum dollar amount agreed to with the client to perform the various activities required to complete the ultimate deliverable, assessed values. As outlined within the Lorain County, Ohio revaluation contract provided to the SEC during round four of this comment process, many activities are required in order to complete the ultimate deliverable.

Once the Company has been awarded a contract, it then finalizes the budget and develops the parameters for the respective progress report. In an effort to properly apply the proportional performance method, the Company allocates a revenue amount to each activity required for a project based on the budgeted cost for each activity divided by the total budgeted cost for a project. It then recognizes revenue for each activity based upon the driver identified for each line item (i.e., activity).

Attached is the Progress & Job Analysis Report for Lorain County, Ohio for the period 4/1/06 to 4/30/06. The period cost column represents activity for April 2006, while the actual cost and quantity columns are project to date figures.

The Company has labeled each column with a letter from A through N and has provided the following key to assist you in your review:

A

Represents a standard task number for each activity. Please see the response to comment three above for a complete listing of all tasks currently utilized. This task list was last reviewed and revised in December 2004.

B	Represents a standard description for each task number. Again, please see the response to comment three above for a complete list.
C

Represents the driver utilized to generate revenue for each activity. There are three standard drivers utilized: (C) Cost, (P) Parcels and (H) Hearings. See response to comment three for detail on how each driver was allocated to the standard activities. For those activities identified with a (C), the percent complete, which is Column H is derived from Column I divided by Column E, which represents actual cost to date divided by budgeted cost. For those activities identified with a (P), the percent complete, which is Column G divided by Column F, represents actual parcels (units) complete divided by total budgeted parcels (units) for each activity. Please note that this particular contract does not have any activities driven by (H) hearings as the fee for supporting the values (i.e., hearings), as outlined on page 25 of the Lorain County, reappraisal contract is above and beyond the fixed contract fee of $1,759,500. The Company will recognize hearing revenue based on the number of hearings performed and invoice the client the corresponding fees outlined on page 25.

While the Lorain project does not include hearings within the base fee, some contracts do. Typically, hearings are included by specifying up to a certain number of hearings and then charging an additional fee for any hearings above the number of hearings specified in the contract. In this situation, an (H) would specify the driver and revenue would be recognized based on the actual hearings completed.

D	Represents the original budgeted dollars per activity.
E

Represents the revised budgeted dollars per activity based on any budget changes as the project progresses. This typically does not change often, you will see for the Lorain project, the initial budget is still accurate.

F	For activities that have (C) as a driver, this column matches Column E. For activities that have (P) or (H) as a driver, this column represents the number of parcels or hearings for a given activity.
G	Represents the actual cost, parcels or hearings, completed to date.
H	Column G divided by Column F, represents the proportional performance for each line item (activity).
I	Represents actual cost for each line item (activity).
J	Column I divided by Column G.
K	Represents actual cost during the report date range, which is from 4/1/06 to 4/30/06 in the sample report for Lorain.
L	Column E multiplied by Column H.
M	Column E divided by Column F.
N	Column E divided by total budgeted cost, represents the % of total project for each activity from a cost perspective.

Revenue is recognized monthly for all appraisal services contracts. The period fees earned at the bottom of the report for Lorain of $123,534.22 are derived from a calculation for the month shown, that pulls in each line item (activity). The Company is attaching the following table to assist in showing how the $123,534.22 is derived:

Table 1
Column A	Column N			Column B
Task	Percent of Project	Base Contract	Revenue Allocated to Line Item	Percent Complete	Fees Earned to Date
1	0.49%	$1,709,500	$8,435.06	100%	$8,435.06	C
2	6%	$1,709,500	$102,179.30	90%	$91,961.37	C
3	2.24%	$1,709,500	$38,341.20	67.30%	$25,803.63	C
4	1.68%	$1,709,500	$28,755.90	43.90%	$12,623.84	C
14	0.67%	$1,709,500	$11,502.36	100%	$11,502.36	C
22	2.64%	$1,709,500	$45,050.91	99.20%	$44,690.50	P
25	3%	$1,709,500	$51,760.62	100%	$51,760.62	P
28	1.12%	$1,709,500	$19,170.60	0%	$0.00	C
29	4.39%	$1,709,500	$75,091.24	87.10%	$65,404.47	C
30	1.13%	$1,709,500	$19,323.97	100%	$19,323.97	P
31	0%	$1,709,500	$0.00	0%	$0.00	P
32	22.43%	$1,709,500	$383,412.02	86.20%	$330,501.16	P
33	2.33%	$1,709,500	$39,874.85	76.10%	$30,344.76	C
34	1.12%	$1,709,500	$19,170.60	100%	$19,170.60	P

35	2.24%	$1,709,500	$38,341.20	99.40%	$38,111.15	P
40	0.61%	$1,709,500	$10,352.12	100%	$10,352.12	P
42	2.13%	$1,709,500	$36,424.14	83.10%	$30,268.46	P
50	1.66%	$1,709,500	$28,372.49	100%	$28,372.49	P
51	4.88%	$1,709,500	$83,392.11	100%	$83,392.11	P
52	8.63%	$1,709,500	$147,613.63	94.70%	$139,893.85	P
60	0.39%	$1,709,500	$6,709.71	100%	$6,709.71	P
61	2.04%	$1,709,500	$34,794.64	100%	$34,794.64	P
62	1.12%	$1,709,500	$19,170.60	100%	$19,170.60	P
64	0.06%	$1,709,500	$958.53	0%	$0.00	P
65	1.07%	$1,709,500	$18,212.07	100%	$18,212.07	P
66	1.84%	$1,709,500	$31,439.79	99%	$31,125.39	P
67	0.52%	$1,709,500	$8,818.48	100%	$8,818.48	P
68	0.28%	$1,709,500	$4,792.65	0%	$0.00	P
71	0.11%	$1,709,500	$1,917.06	5%	$95.85	C
74	0.45%	$1,709,500	$7,668.24	56.70%	$4,347.89	C
75	0.67%	$1,709,500	$11,502.36	100%	$11,502.36	C
77	0.00%	$1,709,500	$0.00	0%	$0.00	C
78	1.29%	$1,709,500	$22,046.19	81.10%	$17,879.46	C
80	7.85%	$1,709,500	$134,194.21	71.90%	$96,485.63	P
84	2.24%	$1,709,500	$38,341.20	0%	$0.00	P
86	6.17%	$1,709,500	$105,438.31	92.30%	$97,319.56	P
87	1.55%	$1,709,500	$26,455.43	11.30%	$2,989.46	P
90	0.99%	$1,709,500	$16,927.64	2.40%	$406.26	C
96	1.96%	$1,709,500	$33,548.55	100%	$33,548.55	C
	100.00%		$1,709,500.00		$1,425,318.47

Less prior month cumulative revenue	$1,301,784.25
Current month revenue	$123,534.22

This total can also be derived by dividing the total of Column L by the total of Column E and multiplying by the contract amount.

The total contract value allocated to revenue generated by an input measure (cost) is $416,960 or 24%, however half of this amount or 12% of the total contract value is allocated to supervision activities, leaving only 12% related to other cost driven items. Therefore, 76% of the contract is allocated based on an output measure (parcels).

While the Company believes that it is appropriate to allocate revenue to the cost associated with managing the underlying projects, it believes that in general, if we were to only include activities driven by parcels or hearings (output measures) the results would not differ materially. The following table shows the results of excluding all input driven activities from the calculation for the month of April, 2006:

Table 2
Column A	Column N			Column B
Task	Percent of Project	Base Contract	Revenue Allocated to Line Item	Percent Complete	Fees Earned to Date
22	3.49%	$1,709,500	$59,583.90	99.20%	$59,107.22
25	4%	$1,709,500	$68,458.09	100%	$68,458.09
30	1.50%	$1,709,500	$25,557.69	100%	$25,557.69
31	0%	$1,709,500	$0.00	0%	$0.00
32	29.66%	$1,709,500	$507,096.98	86.20%	$437,117.60
34	1.48%	$1,709,500	$25,354.85	100%	$25,354.85
35	2.97%	$1,709,500	$50,709.70	99.40%	$50,405.44
40	0.80%	$1,709,500	$13,691.62	100%	$13,691.62
42	2.82%	$1,709,500	$48,174.21	83.10%	$40,032.77
50	2.20%	$1,709,500	$37,525.18	100%	$37,525.18
51	6.45%	$1,709,500	$110,293.59	100%	$110,293.59
52	11.42%	$1,709,500	$195,232.34	94.70%	$184,885.03
60	0.52%	$1,709,500	$8,874.20	100%	$8,874.20
61	2.69%	$1,709,500	$46,019.05	100%	$46,019.05
62	1.48%	$1,709,500	$25,354.85	100%	$25,354.85
64	0.07%	$1,709,500	$1,267.74	0%	$0.00
65	1.41%	$1,709,500	$24,087.11	100%	$24,087.11
66	2.43%	$1,709,500	$41,581.95	99%	$41,166.13
67	0.68%	$1,709,500	$11,663.23	100%	$11,663.23
68	0.37%	$1,709,500	$6,338.71	0%	$0.00
80	10.38%	$1,709,500	$177,483.94	71.90%	$127,610.96
84	2.97%	$1,709,500	$50,709.70	0%	$0.00
86	8.16%	$1,709,500	$139,451.67	92.30%	$128,713.89
87	2.05%	$1,709,500	$34,989.69	11.30%	$3,953.84
	100.00%		$1,709,500.00		$1,469,872.33
Cumulative Fee Per Table 1	$1,425,318.47
Difference	$44,553.86

The resulting difference of $44,553.86 is cumulative over the approximate 28 months this project has been active, for an average difference of $1,591 per month. However, under this approach there would be approximately $400,000 of direct project cost with no offsetting revenue. The Company believes that these results would be similar for all of its projects.

Finally, you will note that the "Contract Amount" per the progress report differs from the contract by $50,000. This is due to the fact that we have allocated $50,000 of the contract value to software support. Lorain County, Ohio has been a long time user of the Company's assessment software. This software is utilized by the Company in providing appraisal services to Lorain County as the Company actually goes in and updates the property characteristics and values within the client's system. The Company excludes this item from the progress report as the appraisal project manager does not have accountability for this activity. This revenue is typically recognized based on lapse of time over the course of an appraisal services contract as the underlying support can be utilized at any point during the project.

In situations where the Company provides the assessment software to a client and a competitor provides the appraisal services, we would also enter into an arrangement whereby they would have to pay us for support associated with utilizing our software.

Comment Five

Your response to prior comment number 1 includes discussion of holdback provisions within the context of your current revenue recognition policy. Address the 80% holdback that is released upon completion of finished reports and the 20% that is withheld until completion of the hearing process. As part of your response, explain whether the 80% of the holdback that is released upon completion of individual reports or only upon completion of all reports.

Tell us whether you have entered into and completed any contracts where you have provided just one type of activity, e.g. residential data collection, exempt data collection, or provided appraisals for one type of property, e.g. residential, farm, industrial or commercial. If so, tell us how your accounting for these types of contracts compares to your accounting for contracts that include multiple activities. Also, tell us how the values of the elements delivered in these arrangement compare to the values you calculate for individual deliverables in your multiple element arrangements.

The Company allows its clients to withhold 10% of monthly invoices as a retainage which is released at the end of the project, with 80% invoiced when all final reports have been delivered and the remaining 20% once the hearing process is complete. This is an industry practice. Our number one competitor, Tyler Technologies

(NYSE:TYL) also provides this provision. Based upon history, this is purely a cash flow issue for the Company. Over the last thirteen years, the Company has had no contracts in which it did not receive the final retention upon the completion of a project.

As discussed above within the response to comment one, while a contract may include one or all of the following types of properties, residential, commercial, industrial, utility and/or farm, we cannot identify a single instance in the last thirteen years (we acquired the appraisal business in November 1994) in which we contracted to deliver only one or two of the following activities:

✓	Planning
✓	Data collection
✓	Final review
✓	Data input
✓	Project management
✓	Abstracts
✓	Hearings

Our contracts are for the mass valuation of all properties within a taxing jurisdiction, which entails the entire cycle from data collection to the final hearing process. The accounting would not differ because regardless of the type of property (residential, commercial, etc.) the same set of activities would still need to be performed to complete the ultimate deliverable, the assessed value.

Comment Six

Based on the information presented in your financial statements and throughout the document and based on information supplementally obtained through our review process, it is unclear to us why the company does not have separate reporting segments, specifically for your software operations and your appraisal services. We note the nature and the production of the software operations and the appraisal services to be entirely different, thus it would appear difficult for the company to overcome the presumption that these do not represent separate reportable segments. Provide us with the information reviewed by the CODM which supports your current accounting.

Response Six

The Company has attached to this comment letter a copy of its standard internal financial summary, which is reviewed monthly by the Chief Operating Decision Maker (CODM), which in the Company's case is G. William McKinzie, Chief Operating Officer. As you will note, the Company analyzes the direct contribution margin of each of its product offerings, including appraisal services but does not focus on net income. There are no charges for communications, sales, marketing, administration, interest nor taxes. These expenses are all analyzed at a consolidated level for the Company as a whole. It is also important to note that the columns titled appraisal, Ohio and Indiana Tax are all managed by the same individual.

In addition, while the Company understands that the absence of a balance sheet alone does not preclude segment reporting, it would like to point out that the Company does not maintain a separate balance sheet for appraisal services. All assets of the Company are analyzed on a consolidated basis as well as cash flow analysis.

Prior to the reorganization in 2004, our Appraisal services division did operate relatively independent of the rest of the organization. The President of appraisal services made all the decisions regarding sales, marketing and operations and reported directly to the Chief Executive Officer of the Company. After the reorganization, the Appraisal services division became a product line offering, similar to our various software product lines and began to roll up under the Chief Operating Officer. All sales, marketing and operational decisions were transitioned to the Executive Team, specifically our Executive Vice President of Sales and Business Development, our Vice President of Marketing and our Chief Operating Officer.

Our Company has very few publicly traded competitors. However, one such competitor is Tyler Technologies, which is traded on the NYSE. Their business is very similar to ours in that they also offer both appraisal services and software to local governments. We have noted that they also report only one segment.

Comment Seven

We note that you provided audited financial statements for ASIX as of and for the year ended December 31, 2005. However, your pro forma statements include ASIX's statement of operations for the twelve months ended April 30, 2005 and the nine months ended January 31, 2006. Please clarify for us the fiscal year end of ASIX. Also, explain how your pro forma presentation meets preparation and disclosure requirements of Rule 11-02(c)(3) of Regulation S-X.

Response Seven

The fiscal year end of ASIX was December 31, while the fiscal year end of the registrant, Manatron, Inc., is April 30.

Rule 11-02(c)(3) of Regulation S-X states that "Pro forma condensed statements of income shall be presented using the registrant's fiscal year end. If the most recent fiscal year end of any other entity involved in the transaction differs from the registrant's most recent fiscal year end by more than 93 days, the other entity's income statement shall be brought up to within 93 days of the registrant's most recent fiscal year end, if practicable." Because the year end differed by more than 93 days, we provided pro forma statements of income for the twelve months ended

April 30, 2005 as well as the nine months ended January 31, 2006. If the Company files any additional pro forma financials in the future, it will certainly more clearly outline the fiscal period of both the registrant and the Company being acquired.

The Company understands that it operates in a very unique industry that is not generally known. We have attempted to bring some clarity to our processes and the related application of guidance and urge the SEC to give us a call if there is anything further we can do to bring clarity to your questions or concerns.

Sincerely,

/s/ Krista Inosencio

Krista Inosencio
Chief Financial Officer
(269)567-2900 ext. 284
Krista.inosencio@manatron.com

/s/ Paul Sylvester

Paul Sylvester
Chief Executive Officer
(269) 567-2900 ext. 222
Paul.sylvester@manatron.com